NO ACT

PE
12-22-14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

15005148

DIVISION OF
CORPORATION FINANCE

February 24, 2015

Atiba D. Adams
Pfizer Inc.
atiba.d.adams@pfizer.com

Act: 1934
Section:
Rule: 14a-8 (i)(2)
Public
Availability: 2-24-15

Re: Pfizer Inc.
Incoming letter dated December 22, 2014

Dear Mr. Adams:

This is in response to your letter dated December 22, 2014 concerning the shareholder proposal submitted to Pfizer by the Laborers National Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jennifer O'Dell
Laborers' International Union of North America
jodell@liuna.org

February 24, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Pfizer Inc.
Incoming letter dated December 22, 2014

The proposal requests that the board adopt a policy that the company shall not enter into an inversion transaction with a foreign corporation, which is defined to include any merger or transaction that results in the company or its corporate successor being treated as a foreign corporation for federal taxation purposes under the Internal Revenue Code of 1986.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations. In this regard, we note that the proposal relates to decisions concerning the company's tax expenses and sources of financing. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Pfizer relies.

Sincerely,

Justin Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Atiba D. Adams
Corporate Secretary
Chief Governance Counsel

Pfizer Inc.
235 East 42nd Street, New York, NY 10017
Tel +1 212 733 2782 Fax +1 212 338 1579
atiba.d.adams@pfizer.com

BY EMAIL (shareholderproposals@sec.gov)

December 22, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Pfizer Inc. – 2015 Annual Meeting
Omission of Shareholder Proposal of the Laborers
National Pension Fund

Ladies and Gentlemen:

We are writing pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Pfizer Inc., a Delaware corporation ("Pfizer"), may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the Laborers National Pension Fund (the "Proponent") from the proxy materials to be distributed by Pfizer in connection with its 2015 annual meeting of shareholders (the "2015 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Pfizer's intent to omit the Proposal from the 2015 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

I. The Proposal

The text of the resolution contained in the Proposal is copied below:

> RESOLVED: Shareholders of Pfizer, Inc. (the "Company") request that the Board of Directors adopt a policy that the Company shall not enter into an inversion transaction with a foreign corporation. This policy shall not be binding if the Board of Directors determines that compliance with the policy would preclude the Board of Directors from fully discharging its fiduciary duties to the corporation and its shareholders. For the purpose of this policy, an "inversion transaction with a foreign corporation" is defined to include any merger or transaction that results in the Company or its corporate successor being treated as a foreign corporation for federal taxation purposes under the Internal Revenue Code of 1986.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in Pfizer's view that it may exclude the Proposal from the 2015 proxy materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to Pfizer's ordinary business operations; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be materially false and misleading.

III. Background

Pfizer received the Proposal, accompanied by a cover letter from the Proponent, by facsimile on November 3, 2014, and received a letter from U.S. Bank dated November 6, 2014, verifying the Proponent's stock ownership as of November 3, 2014. Copies of the Proposal, cover letter, broker letter and related correspondence are attached hereto as Exhibit A.

IV. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with a Matter Relating to Pfizer's Ordinary Business Operations.

The Proposal refers to mergers and transactions that amount to "inversion transactions." The Proposal does not seek to recommend, mandate or prohibit mergers or other business combination transactions *per se*. Any decision by Pfizer to enter into a merger or other extraordinary transaction would be based on an assortment of strategic, business and financial factors that may include, among other considerations, the products involved, the pipeline of products in development and potential synergies. Apart from the strategic decision, there is a separate question of how to structure a transaction in a tax-efficient manner to potentially minimize taxes. The Proposal squarely relates not to the strategic and extraordinary matter of whether and to what extent Pfizer should pursue business combination transactions, but to the more narrow and ordinary course question of precisely how a strategic transaction being pursued by Pfizer may be structured to maximize tax efficiency and reduce tax liability. Accordingly, the Proposal relates to Pfizer's management of its tax expenses and sources of financing and falls within Pfizer's ordinary business operations.

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

In accordance with these principles, the Staff has consistently permitted companies to exclude shareholder proposals pursuant to Rule 14a-8(i)(7) when such proposals relate to a company's tax expenses or sources of financing. Specifically, the Staff has concurred in the exclusion of proposals seeking reports on tax breaks, tax credits, tax incentives and other actions that have the effect of minimizing corporate taxes because such strategies or activities affected the company's sources of financing. For example, in *Amazon.com, Inc.* (Mar. 21, 2011) and *Pfizer Inc.* (Feb. 16, 2011), the Staff agreed with the exclusion of a proposal requesting a report on the assessment of risks created by actions the company takes to avoid or minimize U.S. federal, state and local taxes because such actions would reduce costs to the company and therefore represent a source of financing for the company's activities. In its response, the Staff noted that the proposal related to "the company's tax expenses and sources of financing." *See also Amazon.com, Inc.* (Mar. 8, 2012) (permitting exclusion of a proposal requesting a report on the financial, reputational and commercial effects of changes to, and changes in interpretation and enforcement of, U.S. federal, state and local tax laws and policy that pose risks to shareholder value because it related to "the company's tax expenses and sources of financing"); *PepsiCo, Inc.* (Feb. 5, 2003, *recon. granted* Mar. 13, 2003) (permitting exclusion of a proposal requesting a report on "each tax break that provides the company more than $5 million of tax savings" because the proposal related to "disclosure of the sources of financing"); *Pfizer Inc.* (Feb. 5, 2003) (same); *General Electric Co.* (Feb. 15, 2000) (permitting the exclusion of a proposal requesting a report on tax abatements and tax credits, among other governmental incentives and subsidies, because the proposal related to "a source of financing"); *Texaco Inc.* (Feb. 5, 1992, *recon. granted* Mar. 31, 1992) (permitting exclusion of a proposal requesting that the company reject "taxpayer-guaranteed loans, credits or subsidies in connection with its overseas business" because the proposal was a "matter of ordinary business because it would involve day-to-day management decisions in connection with the Company's multinational operations").

Similar to the proposals in the foregoing no-action letters, the Proposal relates to Pfizer's management of its tax expenses and sources of financing. The Proposal recognizes that inversion transactions "may result in a lower tax liability" or "tax savings" for companies. Accordingly, if Pfizer were to engage in an inversion transaction that resulted in minimizing Pfizer's corporate taxes, the transaction would create cost savings for Pfizer, which would represent a source of financing for Pfizer's activities in the same way that tax breaks, tax credits, tax incentives and other actions that have the effect of minimizing corporate taxes created cost savings for companies and therefore represented sources of financing in the foregoing no-action letters.

As described above, because the Proposal relates to Pfizer's tax expenses and sources of financing, Pfizer believes that the Proposal may be excluded from its 2015 proxy materials pursuant to Rule
14a-8(i)(7).

V. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as to be Materially False and Misleading in Violation of Rule 14a-9.

Under Rule 14a-8(i)(3), a shareholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

The Staff has permitted exclusion of shareholder proposals where the proposal failed to define or did not sufficiently explain key terms. In these circumstances, because neither the company nor shareholders would be able to determine with any reasonable certainty what actions or measures the proposal requires, the Staff has concurred that such proposals are impermissibly vague and indefinite and excludable under Rule 14a-8(i)(3). *See, e.g., AT&T Inc.* (Feb. 21, 2014) (permitting exclusion of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities" to ensure the protection of privacy rights, where the proposal did not describe or define the meaning of "moral, ethical and legal fiduciary"); *Moody's Corp.* (Feb. 10, 2014) (permitting exclusion of a proposal requesting that the board report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into all of the company's credit rating methodologies, where the proposal did not define "ESG risk assessments"); *General Dynamics Corp.* (Jan. 10, 2013) (permitting exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where it was unclear how to apply the "pro rata" vesting provision); *The Boeing Co.* (Jan. 28, 2011, *recon. granted* Mar. 2, 2011) (permitting exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where the proposal did not sufficiently explain the meaning of "executive pay rights"); *JPMorgan Chase & Co.* (Mar. 5, 2010) (permitting exclusion of a proposal requesting a report on political contributions and payments used for grassroots lobbying communications because the "proposal d[id] not sufficiently explain the meaning of 'grassroots lobbying communications'"); *General Motors Corp.* (Mar. 26, 2009) (permitting exclusion of a proposal to "eliminate all incentives for the CEOS and the Board of Directors," where the proposal did not define "incentives"); *Puget Energy, Inc.* (Mar. 7, 2002) (permitting exclusion of a proposal requesting the company's board to "take the necessary steps to implement a policy of improved corporate governance" where "improved corporate governance" was not defined or explained).

The Proposal is vague and indefinite because the term "inversion transaction with a foreign corporation," which is a central aspect of the Proposal, is not sufficiently defined. Although the Proposal attempts to define "inversion transaction with a foreign corporation," the purported definition simply states what the term is "defined to include" and not what the term actually means. As a result, it is unclear whether the term is intended to include *only* the type of inversion transaction specifically described in the definition or whether the term is intended to cover various types of inversion transactions. If the term is intended to cover various types of inversion transactions, the Proposal does not provide any guidance on such other various types of inversion transactions. Because the term "inversion transaction" is not a commonplace term, there is no reasonable certainty that shareholders would understand the meaning of the term or would know about the various types of inversion transactions without sufficient guidance.

In addition, the Staff has taken the position that companies may exclude proposals under Rule 14a-8(i)(3) when the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations" such that "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). For example, in *Prudential Financial, Inc.* (Feb. 16, 2007), the Staff permitted the exclusion of a proposal requesting that the board "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs." When read literally, the proposal appeared to seek shareholder approval of only those senior management incentive programs that tied compensation to earnings and that were solely the result of management controlled programs. However, when read in conjunction with the supporting statement, the proposal appeared to request that senior management incentive programs must be tied to earnings that are solely the result of management controlled programs and that shareholders should be given an opportunity to approve management controlled programs. Accordingly, each interpretation would require the company to take a different action and therefore the proposal was impermissibly vague and indefinite such that neither the company nor shareholders would be able to determine what actions would be required. In addition, in *Jefferies Group, Inc.* (Feb. 11, 2008) the Staff permitted exclusion of a proposal recommending that the board adopt a policy requiring that the proxy statement for each annual meeting contain a proposal seeking an advisory vote of shareholders to ratify and approve the compensation committee report and the executive compensation policies and practices set forth in the compensation discussion analysis where the supporting statement offered a conflicting interpretation of the advisory vote as serving as an "effective way for shareholders to advise the company's board and management whether the company's policies and decisions on compensation have been adequately explained." The Staff agreed that the proposal was excludable as materially false and misleading because the proposal was subject to multiple interpretations based on the language of the proposal and the supporting statement. *See also Bank Mutual Corp.* (Jan. 11, 2005) (permitting exclusion of a proposal requesting that "a mandatory retirement age be established for all directors upon attaining the age of 72 years" because it was unclear whether the proponent intended the proposal to require all directors to retire after attaining the age of 72 where the plain language of the proposal would simply require that a retirement age be set upon a director attaining the age of 72).

The Proposal suffers from the same defect in the foregoing no-action letters in that the Proposal is subject to multiple interpretations. It would be reasonable for a shareholder to interpret the policy requested under the Proposal as prohibiting only one type of inversion transaction, one in which "a U.S. company merges with a foreign company and adopts its domicile, or alternatively the combined company establishes a holding company in a third country." However, it would be equally reasonable for a shareholder to interpret the policy requested under the Proposal as prohibiting all types of inversion transactions based on the fact that the definition appears to be inclusive. Even if the Proposal were viewed as prohibiting only one type of inversion transaction, namely, "any merger or transaction that results in the Company or its corporate successor being treated as a foreign corporation for federal taxation purposes," shareholders might expect this definition to cover more than the plain terms of the definition allow, since many transactions commonly considered inversions would not be captured. At the same time, the plain terms of the definition also could be read to capture transactions with a foreign corporation that, while resulting in Pfizer or its corporate successor being treated as a foreign corporation for federal tax purposes, would not achieve some or all of the tax benefits typically associated with inversion transactions. Given the vagueness of the definition, any action or inaction by Pfizer could be significantly different from what was envisioned by shareholders in considering the Proposal.

As discussed above, the Proposal fails to adequately define the term "inversion transaction with a foreign corporation" and such term, without sufficient guidance, is impermissibly vague and indefinite. For these reasons, any action taken by Pfizer to implement the Proposal could differ materially from the actions envisioned by shareholders voting on the Proposal. *See Fuqua Industries*. Accordingly, Pfizer believes that the Proposal is impermissibly vague and indefinite and inherently misleading and may be excluded from its 2015 proxy materials pursuant to Rule 14a-8(i)(3).

VI. Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2015 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of Pfizer's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact me at (212) 733-2782 or Marc S. Gerber of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7233.

Very truly yours,



Atiba D. Adams

Enclosures

cc: Jennifer O'Dell
Laborers International Union of North America

EXHIBIT A

(see attached)

LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 WWW.LNPF.ORG
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

November 3, 2014

Mr. Atiba Adams
Chief Governance Counsel and Corporate Secretary
Pfizer, Inc.
235 E. 42nd Street
New York, NY 10017-5755

Sent Via Fax 212-338-1579

Dear Mr. Adams,

On behalf of the Laborers National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Pfizer, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 106,800 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.



LABORERS NATIONAL PENSION FUND

PHYSICAL ADDRESS 14140 MIDWAY ROAD SUITE 105 DALLAS, TEXAS 75244-3672
MAILING ADDRESS P.O. BOX 803415 DALLAS, TEXAS 75380-3415
TELEPHONE (972) 233-4458 FAX (972) 233-3026 WWW.LNPF.ORG
FUND ADMINISTRATOR - LU BETH GREENE TOLL FREE 1-877-233-LNPF (5673)

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006. Please note, any written communication should be sent to the above address via U.S. Postal Service or UPS as the Laborers' have a policy of accepting only union delivery.

Sincerely yours,



Lu Beth Greene
Fund Administrator

LBG:ab

cc. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs
Enclosure



RESOLVED: Shareholders of Pfizer, Inc. (the "Company") request that the Board of Directors adopt a policy that the Company shall not enter into an inversion transaction with a foreign corporation. This policy shall not be binding if the Board of Directors determines that compliance with the policy would preclude the Board of Directors from fully discharging its fiduciary duties to the corporation and its shareholders. For the purpose of this policy, an "inversion transaction with a foreign corporation" is defined to include any merger or transaction that results in the Company or its corporate successor being treated as a foreign corporation for federal taxation purposes under the Internal Revenue Code of 1986.

SUPPORTING STATEMENT

Through an inversion transaction, a U.S. company merges with a foreign company and adopts its domicile, or alternatively the combined company establishes a holding company in a third country. While reincorporation through a corporate inversion may result in a lower tax liability, there is growing concern that inversion transactions can create reputational risks for corporations and undermine important shareholder rights.

Corporate inversions are a significant social policy issue. On July 25, 2014, President Barack Obama said that "Even as corporate profits are higher than ever, there's a small but growing group of big corporations that are fleeing the country to get out of paying taxes." He went on further to say, "They're technically renouncing their U.S. citizenship, they're declaring their base someplace else even though most of their operations are here. You know some people are calling these companies 'corporate deserters'."

The disadvantages to shareholders of an inversion transaction could outweigh any tax savings. Incorporation outside the U.S. could make it more difficult for shareholders to hold our Company, its officers and directors legally accountable in the event of wrongdoing. For example, in some countries shareholders have extremely limited ability to sue officers and directors derivatively, on behalf of the corporation.

For this reason, investors have expressed concerns about companies who reincorporate overseas. According to the corporate governance policies of the Council of Institutional Investors, an association of investors with over $3 trillion in assets, "U.S. companies should not reincorporate to offshore locations where corporate governance structures are weaker, which reduces management accountability to shareowners."

There are other potential downsides to an inversion transaction. A corporate inversion may harm our Company's reputation with its customers and the public. Our Company's access to government subsidies and its relationship with government regulators may also be harmed. A corporate inversion may result in the removal of our Company from the S&P 500 and other stock indices which could reduce our Company's stock price.

For these reasons, we urge shareholders to vote **FOR** this proposal.



All of **us** serving you

Confidential FAX

To:	Atiba Adams	From:	Kim Strong
Date:	11/6/14	Company:	U.S. Bank N.A.
FAX:	212-338-1579	Phone:	314-418-2619
Re:	Laborers National Pension Fund	FAX:	866-833-3994
CC:		Email:	kim.a.strong@usbank.com
Pages:	2 (including cover)		

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Additional Comments:

Mr. Adams,

Please review the attached letter and let me know if you have any questions.


usbank.
Five Star Service Guaranteed

Sent Via Fax 212-338-1579

Institutional Trust & Custody
One U.S. Bank Plaza, SL-MO-T15C
St. Louis, MO 63101

November 6, 2014

Mr. Atiba Adams
Chief Governance Counsel and Corporate Secretary
Pfizer, Inc.
235 E. 42nd Street
New York, NY 10017-5755

Dear Mr. Adams,

U.S. Bank is the record holder for 106,800 shares of Pfizer, Inc. ("Company") common stock held for the benefit of the Laborers' National Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to November 3, 2014, the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

Sincerely,

Kim A Strong

Kim Strong
Vice President and Account Manager
314-418-2619